UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the fiscal year ended December 31, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. 1-7259

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST AIRLINES CO. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWEST AIRLINES CO.
P.O. Box 36611
Dallas, Texas
75235-1611

Southwest Airlines Co. Retirement Savings Plan
Financial Statements and Supplemental Schedule

As of December 31, 2024,
and for the Period Ended December 31, 2024

Contents

Independent Auditors' Report........................................................................................................................1

Audited Financial Statements

Supplemental Schedule

Schedule of Assets (Held at End of Year)....................................................................................................18

Signatures......................................................................................................................................................19

Exhibit:
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Southwest Airlines Co. Retirement Savings Plan Committee
Southwest Airlines Co. Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Southwest Airlines Co. Retirement Savings Plan (the Plan) as of December 31, 2024, the related statement of changes in net assets available for benefits for the period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) as of December 31, 2024 (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CBIZ CPAs P.C.

We have served as the Plan's auditor since 2009.

Kansas City, Missouri
June 25, 2025

Southwest Airlines Co. Retirement Savings Plan
Statement of Net Assets Available for Benefits

December 31,
2024
(In Thousands)
Assets
Investments, at fair value	$15,605,131
Plan interest in the Southwest Airlines Co. Qualified
Retirement Plans Master Trust, at contract value	1,159,079

Receivables:
Notes receivable from participants	197,596
Profit sharing contributions	75,138
Employer contributions	15,380
Participant contributions	19,305
Other	691
Total receivables	308,110

Net assets available for benefits	$17,072,320

See accompanying notes.

Southwest Airlines Co. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Period Ended December 31, 2024
(In Thousands)

Additions to (deductions from) net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,186,133
Change in plan interest in the Southwest Airlines Co.
Qualified Retirement Plans Master Trust	21,332
Interest and dividends	122,100
Total net investment gain	1,329,565

Interest income on notes receivable from participants	8,588

Contributions:
Employer - Profit sharing	75,138
Employer - Match and Non-elective	245,737
Participant	282,408
Rollovers	16,721
Total contributions	620,004

Total additions	1,958,157

Benefit payments	(1,616,213)
Administrative expenses	(1,246)
Total deductions	(1,617,459)

Net increase in net assets available for benefits	340,698

Net assets available for benefits at beginning of period	16,731,622
Net assets available for benefits at end of period	$17,072,320

See accompanying notes.

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan

The Southwest Airlines Co. Retirement Savings Plan (the “Plan”) was established to reward Employees of Southwest Airlines Co. (the “Company”) for their loyal and faithful service, to help Employees accumulate funds for retirement, and to provide funds for Employees or their beneficiaries in the event of death or disability. The Plan, which is a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Southwest Airlines Co. Retirement Savings Plan Committee (the “Committee”), which is a committee appointed by the Board of Directors of the Company. The Committee oversees all plan service providers, determines the appropriateness of the Plan’s investment offerings, and monitors investment performance.

Plan Changes

Effective May 31, 2024 (“the Effective Date”), the net assets of the Southwest Airlines Co. ProfitSharing Plan were transferred and merged into the Southwest Airlines Co. 401(k) Plan. On the effective date, the Southwest Airlines Co. 401(k) Plan was renamed the Southwest Airlines Co. Retirement Savings Plan. In addition on this date, participants became able to direct all sources of contributions into Southwest Airlines Company Stock Fund. This action created a Form 11-K requirement filing for this Plan as of the effective date. As such, these financial statements cover a short period from May 31, 2024 to December 31, 2024. The final audit of the ProfitSharing Plan for the period ended May 31, 2024 was completed and issued February 10, 2025 and the Southwest Airlines Retirement Savings plan maintains a requirement to file calendar year 2024 financial statements with its Form 5500.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

Participation

Eligible Employees of the Company may participate in the Plan for salary reduction contributions at any time on or after the first day of the month after completing a full calendar month of service and each Company Employee is eligible to participate in the Plan for profit sharing contributions on the first day of employment. Employees whose conditions of employment are governed by a collective bargaining agreement between the Company and a labor union are not eligible for membership in the Plan unless the collective bargaining agreement specifically provides for membership in the Plan. Nonresident aliens who receive no earned income from the Company that constitutes income from sources within the United States, leased Employees and Employees classified by the Company as interns are likewise not eligible to participate in the Plan. A person who is not treated as an Employee on the Company’s books and records (such as a person who, as a matter of practice, is treated by the Company as an independent contractor, but who is later determined to be an Employee as a matter of fact) will not be eligible to participate in the Plan for any part of a plan year in which that person was not treated as an Employee, despite any retroactive re-characterization.

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)

Contributions

Profit Sharing Contributions

The Company contributes for each Plan year such amount, if any, as resolved by the Board of Directors of the Company at its sole and absolute discretion. However, in the absence of any action of the Board of Directors to the contrary, the amount of the profit sharing contribution is equal to 15 percent of the “operating profit of the Company,” as such term is defined in the Plan, less the Company’s contribution made to the Southwest Airlines Co. 2005 Deferred Compensation Plan for Pilots for such Plan year pursuant to section 3.2 of such plan.

Participants may direct 100 percent of annual Company contributions and forfeitures allocated to their accounts into various investment alternatives as the Committee may designate from time to time. The Company contribution is generally funded in March of the following year.

Contributions shall be made in cash, common stock of the Company, or both, having an aggregate fair value equal to the amount of the contribution.

The fair market value of any Company common stock contributed shall be based on the mean of the reported high and low sales prices of the Company’s common stock on the New York Stock Exchange - Composite Tape on the day of the contribution to the Plan; except, however, if the Company acquires common stock on the open market and contributes it to the Plan immediately following the settlement date, then the fair market value shall be equal to the cost paid by the Company for the common stock, including any commissions and other expenses related to the acquisition. Any portion of the contribution made in common stock may be made in the form of authorized but unissued shares or shares previously issued and reacquired by the Company.

The Company’s annual contribution is allocated among all participants in the Plan, except participants who are not credited with at least 1,000 hours of service during the Plan year or who terminate employment prior to the last day of the year with no vested benefit. Allocation of the Company’s annual contribution is based on the percentage of each eligible participant’s Annual Compensation, as such term is defined in the Plan, to the total annual compensation of all participants who are eligible to receive an allocation.

Salary Reduction, Catch Up, Match, Employer Qualified Non-elective Contributions

Employees eligible to participate in the Plan may elect to contribute to their Salary Reduction Contribution Accounts, as defined in the Plan document, through periodic payroll deductions. These tax-deferred contributions shall be no less than 1 percent nor more than 50 percent of their annual compensation, up to specified limits. Contribution percentages may be revised by participants at any time, to be effective as soon as practicable on a full payroll period beginning on or after that date. Eligible Employees also have the option of deferring to the Plan on an after-tax basis through a Roth provision. Company matching contributions are equal to a specified

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)

Contributions (continued)

Salary Reduction, Catch Up, Match, Employer Qualified Non-elective Contributions (continued)

percentage of the participants’ salary reduction contributions, not to exceed specified dollar amounts, as set forth in the collective bargaining agreements, if applicable.

If participants are not governed by a collective bargaining agreement, the Company matching contribution is determined at the sole and absolute discretion of the Board of Directors of the Company. For the period ended December 31, 2024, the Company contributed a matching contribution equal to 100 percent of each of the Plan’s participants’ salary reduction contributions, up to 9.3 percent of each participants’ compensation for all collectively bargained and non-collectively bargained Employees.

Catch-up contributions for participants who will have attained age 50 by the end of the Plan year are allowed.

Participants may direct the investment of both their salary reduction contributions and their Company matching contributions into any of the Plan’s investment options.

The Plan includes an automatic enrollment feature whereby a new employee, upon meeting the eligibility requirements, is automatically enrolled in the Plan at a contribution rate of 3 percent. An employee who has been automatically enrolled in the Plan may elect, at any time before the 90th day following the employee’s first salary reduction contribution to the Plan pursuant to the automatic enrollment, to withdraw all salary reduction contributions (adjusted for earnings and/or losses attributable thereto) made to the Plan prior to such withdrawal election. If the employee does not make an investment election, all contributions will be invested in the default investment option, which is the appropriate Retirement Target Fund based on an assumed retirement age of 65. The employee may change his/her contribution rate and/or investment elections at any time.

The Company may, as provided below, contribute to the Trust Fund a Company non-elective contribution. Company non-elective contributions are determined on behalf of members whose conditions of employment are governed by a collective bargaining agreement between the Company and a labor union in accordance with the terms of such collective bargaining agreement, as then in effect, and may be determined on behalf of members whose employment conditions are not so governed (including members and former members who die or become disabled while performing qualified military service), in the sole and absolute discretion of the Board of Directors of the Company. Company non-elective contributions, if any, may vary among the groups identified in the preceding sentence. If a Company non-elective contribution is made for a group, such contribution will equal a specified percentage of the member’s annual compensation within the group, not to exceed the specific amount set forth in the collective

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)

Contributions (continued)

Salary Reduction, Catch Up, Match, Employer Qualified Non-elective Contributions (continued)

bargaining agreement, if applicable, or otherwise established by the Company’s board of directors.

Vesting

Participants are always fully vested in their own contributions and applicable earnings on those contributions. Participants vest in Company matching and profit sharing contributions at 20 percent per year of vesting service up to five years, after which they are fully vested. A participant who is credited with 1,000 hours or more of service during any Plan year will accumulate one year of vesting service. Additionally, a participant is also 100 percent vested upon attainment of normal retirement age, which is age 59½, disability, or death, even if the participant does not have five years of vesting service at that time.

Forfeitures from Company matching contribution accounts in which participants are not 100 percent vested are used first to restore eligible individual accounts of former participants who are rehired. Any remaining forfeitures are used to reduce future Company matching contributions or used to pay plan expenses.

Forfeited Nonvested Accounts

At December 31, 2024, forfeited nonvested accounts totaled approximately $13,882,000. These accounts may be used, at the discretion of the Committee, to pay expenses incident to the administration of the Plan and Trust. Any forfeited amount not so used shall be used first to restore the individual accounts of rehired Members and any remaining forfeitures may be used to reduce future employer contributions as defined in the Plan document. Also, for the period ended December 31, 2024, Employer contributions were reduced by approximately $362,000 related to forfeited nonvested accounts.

Payment of Benefits

On termination of service or upon death or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account. Furthermore, the Plan permits withdrawals of participants’ salary reduction contributions and rollover contributions as a result of financial hardship, but only in amounts necessary to satisfy the financial hardship as determined by the Committee. A participant who has attained age 59½ may withdraw all or any portion of his or her entire vested interest in the Plan.

A participant may withdraw all or any portion of his or her Rollover Contribution Account.

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)

Notes Receivable from Participants

A participant may borrow a maximum of $50,000 (reduced as provided in the Plan, if applicable) or, if less, one-half of his or her Rollover and Salary Reduction Contribution Accounts, at an interest rate equal to the prime rate plus one percent charged by the trustee, Empower Trust Company, LLC (“Trustee”).

The Plan permits only one loan per participant per calendar year, and no more than one loan per participant may be outstanding at any time, as defined by the Plan. In addition, qualified participants may elect certain distributions and loans and may suspend certain loan repayments, as permitted by the Gulf Opportunity Zone Act of 2005 or, with respect to qualified reservists, as permitted by the Pension Protection Act of 2006. Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Administrative Expenses

Administrative expenses of the Plan for recordkeeping are paid to the recordkeeper, Empower Retirement, from amounts that it receives from the Plan’s investment funds. Administrative expenses related to participant loans and qualified domestic relations orders are deducted from the applicable participants’ accounts. The Company provides certain administrative services at no cost to the Plan. Fees for investment-related consulting services are paid by some of the Plan’s investment funds.

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, the Board of Directors of the Company reserves the right to do so. In case of such termination, the Plan provides that all participants’ accounts will immediately become 100 percent vested.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting. Benefit payments are recorded upon distribution.

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value (except for fully benefit-responsive investment contracts held in the master trust, which are reported at contract value). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

The Plan’s Committee determines the Plan’s valuation policies utilizing information provided by Empower Trust Company, LLC.

Registered Investment Companies: Valued at the net asset value (“NAV”) of shares held by the Plan at year end. Registered investment companies held by the Plan are open-end registered investment companies that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The registered investment companies held by the Plan are deemed to be actively traded.

Common Collective Trust Funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient of fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Southwest Airlines Co. Qualified Retirement Plans Master Trust (“Master Trust”) held the assets of the Plan’s units in the Stable Value Fund as well as the assets of the Southwest Airlines Co. ProfitSharing Plan until it was merged into the Southwest Airlines Co. 401(k) Plan and renamed the Southwest Airlines Co. Retirement Savings Plan on the effective date. Effective May 31, 2024 the Southwest Airlines Co. ProfitSharing Plan merged into the Southwest Airlines Co. 401(k) Plan at which time the Southwest Airlines Co. 401(k) Plan was renamed the Southwest Airlines Co. Retirement Savings Plan. The Master Trust currently holds the assets of the Southwest Airlines Co. Retirement Savings Plan's units in the Stable Value Fund. The Master Trust is governed by a trust agreement with the Trustee, which is held accountable by and reports to the Committee. The Master Trust allocates net investment income to the Plan quarterly.

The Plan’s investment held by the Master Trust is the Stable Value Fund, which invests in a variety of stable value products, including fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”). As required by the Financial Accounting Standards Board ("FASB") guidance, the statements of net assets available for benefits present the contract value of the Stable Value Fund held by the Master Trust. The issuers of synthetic GICs guarantee that all qualified participant withdrawals

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition (continued)

will occur at contract value which represents contributions made, plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of fixed income type assets. The wrap contracts are obligated to provide an interest rate not less than zero. These wrap contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates. The underlying investments of the Stable Value Fund’s synthetic GICs are common collective trusts, which invest in high quality, intermediate term fixed income securities.

The Stable Value Fund also invests in the Morgan Stanley Institutional Liquidity Government Securities Fund, which is a mutual fund. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

As described in accounting guidance, issued by the FASB, pertaining to the reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA investment company guide and defined-contribution health and welfare and pension plans, investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined using a weighted-average cost of securities held at the date of sale. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’account balances and the amounts reported in the statements of net assets available for benefits.

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Contributions

Salary reduction contributions, the associated Company matching contributions, and the employer qualified non-elective contributions are recorded in the year the related employee compensation is earned. Company contributions related to profit sharing are accrued for in the Plan year earned.

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurements

Accounting standards pertaining to fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs such as quoted prices for underlying assets and liabilities and for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs other than quoted market prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The Plan’s analysis considers, among other items, any restrictions contained in the terms and conditions, nature of the investments and underlying assets, and unit valuation methodology.

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements (continued)

The following items are measured at fair value on a recurring basis subject to the disclosure requirements of accounting standards pertaining to the fair value measurements at December 31, 2024 (in thousands):

		Fair Value Measurements at
		December 31, 2024
	Total	(Level 1)	(Level 2)	(Level 3)
Investments
Registered Investment Companies	$2,199,187	$2,199,187	$—	$—
Common Stock	594,778	594,778	—	—
Self Directed Brokerage Window	257,931	257,931	—	—
Total Assets in the Fair Value Hierarchy	3,051,896	3,051,896	—	—
Common Collective Trusts, Net Asset Value*	12,553,235	—	—	—
Total Investments at Fair Value	$15,605,131	$3,051,896	$—	$—

* In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy, and for the Plan this would include the common collective trust investments. The Vanguard and Capital Group EuroPacific Growth common collective trusts listed in the above chart are redeemed on a daily basis and do not have any redemption restrictions. The Harbor Capital common collective trust requires a five day notice period to be received by the Trustee for redemptions, less than or equal to twenty percent of the Trust's investment in the fund. For redemptions greater than twenty percent of the Trust's investment in the fund, a fifteen day notice period is required. The FIAM Small Cap Core Class common collective trust requires a 15-day notice period. The Wellington CIF II Core Bond Plus Trust is redeemed daily and does not have any redemption restrictions. Additionally, there are no unfunded commitments.

4. Net Assets in Master Trust

The Master Trust holds the investment in the Stable Value Fund. The net assets of all participating plans in the Master Trust, the Master Trust income, and the percentage interest the Plan holds in the Master Trust are summarized as follows (in thousands):

	December 31, 2024
	Master Trust Assets	Plan's Interest in Master Trust
Master Trust Assets
Southwest Airlines Co. Stable Value Fund	$1,159,079	$1,159,079

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
4. Net Assets in Master Trust (continued)

The following are the changes in net assets for the Master Trust for the period ended December 31, 2024 (in thousands):

Additions (deductions) to Master Trust net assets attributed to:
Interest and dividends	$21,332
Net transfers	(161,609)
Net decrease in net assets in the Master Trust	(140,277)

Net assets in the Master Trust at beginning of period	1,299,356
Net assets in the Master Trust at end of period	$1,159,079

	Period Ended
	December 31, 2024
	Master Trust	Plan's
	Income	Interest
Master Trust Income
Interest and dividends	$21,332	100.0%

The Plans in the Master Trust consider, among other items, any restrictions contained in the terms and conditions, nature of the Master Trust investments and its underlying assets, and its unit valuation methodology.

The synthetic GICs credit a stated interest rate for a specified period of time. The crediting rates of these contracts are reset quarterly. The crediting rates are determined by the market-to-book value ratios, and the yields and duration of underlying funds. Under the terms of the contracts, crediting rates have a floor value of zero. The crediting rate is primarily affected by a change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and fair value of the covered investments. The difference is amortized over the duration of the covered investments.

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
4. Net Assets in Master Trust (continued)

In certain circumstances, the amounts withdrawn are not considered in the ordinary course of operations and would be payable at market value rather than contract value. Each contract issuer specifies the events which may trigger a market value adjustment; such events may include material amendments to the Stable Value Fund’s structure; changes to the participating plan's competing investment options, including the elimination of equity wash provisions; complete or partial termination of the stable value investment fund, including a merger with another fund; the failure of the Plan to satisfy all applicable requirements of the Internal Revenue Code (the “Code”); group termination or lay-off including early retirement programs; termination of eligibility to participate in the Plan of a group of Employees previously eligible to participate in the Plan; merger, spin-off or divestiture of subsidiary; the bankruptcy or insolvency of a plan sponsor; the merger of the Plan with another plan or the Company’s establishment of another tax qualified defined contribution plan; the spin-off of Plan assets to another plan; any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Stable Value Fund or participating plans; and the delivery of any communication to plan participants designed to induce participants to transfer from the Stable Value Fund.

In certain circumstances, issuers can terminate a contract if there has been a breach, misrepresentation, or material change by the manager or trustee that will negatively impact the wrap contract issuers’ interest. If the issuer terminated the investment contracts for one of these events, the investment contracts would be payable at fair value rather than at contract value.

Plan management assessed any events which may trigger a market value adjustment. Plan management noted that the Plan was amended and renamed as of the Effective Date upon the transfer of the net assets from the Southwest Airlines Co. ProfitSharing Plan into the Southwest Airlines Co. 401(k) Plan as previously described. Additionally, subsequent to the period ended December 31, 2024, the Company announced a reduction in its workforce on February 17, 2025, designed to reduce operating costs, increase efficiency, and create a leaner and more agile organization as part of its transformational plan. Plan management does not believe these occurrences limited the stable value investment fund’s ability to transact at contract value with participants. Furthermore, the Plan management does not believe the occurrence of any other such market value event that would limit the stable value investment fund's ability to transact at contract value with participants is probable.

5. Income Tax Status

Prior to the Effective Date, the Southwest Airlines Co. Profitsharing Plan and the Southwest Airlines Co. 401(k) Plan had each received determination letters from the Internal Revenue Service ("IRS") dated April 18, 2018 and October 11, 2017, respectively, stating that each individual plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although these prior plans were subsequently merged since receiving these determination letters, the plan administrative committee believes that the merged Plan and related trust are operating in compliance with the applicable requirements of the Code.

Southwest Airlines Co. Retirement Savings Plan
Notes to Financial Statements (continued)
5. Income Tax Status (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Party and Party-in-Interest Transactions

A portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as related party transactions.

The Plan paid certain expenses for Plan operations and investment activity to various service providers. These transactions are party-in-interest transactions under ERISA. Fees paid by the Plan for investment management services are included in net appreciation of fair value of investments. The Company pays directly any other fees related to the Plan.

7. Subsequent Events

The Company monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements issued. All subsequent events of which the Company is aware were evaluated through the filing date of this Form 11-K.

Supplemental Schedule

Southwest Airlines Co. Retirement Savings Plan
Schedule of Assets (Held at End of Period)
EIN: 74-1563240 Plan#: 004

December 31, 2024

		(c)
	(b)	Description of Investment,	(d)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest, Collateral,	Number of shares or		(e) Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	units held		Value
*	Southwest Airlines Co.	Common Stock	8,763,510	units	$594,777,754
	Morgan Stanley	Institutional Liquidity Government Fund	12,358,197	units	12,358,197
	Dodge and Cox	Stock Fund	8,261,776	units	2,124,846,090
	Vanguard	Vanguard Short-term Inflation Protected Index Fund	2,550,744	units	61,983,088
	Fidelity Institutional Asset Management Trust Company	FIAM Small Cap Core Class	1,725,661	units	358,040,099
	Vanguard	500 Index Trust	9,265,978	units	2,217,533,785
	Vanguard	Vanguard Target Retire 2025 Trust	4,628,791	units	497,224,744
	Vanguard	Vanguard Target Retire 2030 Trust	8,469,803	units	926,088,279
	Vanguard	Vanguard Target Retire 2035 Trust	8,639,455	units	961,916,911
	Vanguard	Vanguard Target Retire 2040 Trust	7,427,271	units	841,435,498
	Vanguard	Vanguard Target Retire 2045 Trust	6,616,902	units	762,134,789
	Vanguard	Vanguard Target Retire 2050 Trust	5,952,608	units	694,014,620
	Vanguard	Vanguard Target Retire 2055 Trust	4,299,713	units	501,346,564
	Vanguard	Vanguard Target Retire 2060 Trust	2,251,481	units	262,567,696
	Vanguard	Vanguard Target Retire 2065 Trust	769,629	units	89,738,726
	Vanguard	Vanguard Target Retire 2070 Trust	646,057	units	89,369,120
	Vanguard	Vanguard Inst. Total Int. Stock Market Index Trust	1,007,065	units	129,568,947
	Vanguard	Vanguard Inst. Extended Market Index Trust	887,380	units	149,470,227
	Vanguard	Vanguard Inst. Total Bond Market Index Trust	1,444,054	units	142,528,096
	Vanguard	Vanguard Target Retire Inc & Growth Trust	2,504,308	units	247,550,862
	Wellington Trust Company	CIF II Core Bond Plus Series 4	37,004,936	units	330,454,080
	Jennison Associates	Harbor Capital Appreciation Trust	157,420,648	units	2,808,384,366
	The American Funds Group	Captial Group Europacific Growth Trust	41,965,094	units	543,867,614
	Self Directed Brokerage Window	Self Directed Brokerage Window	—		257,930,787
					15,605,130,939
*	Notes Receivable from Participants	Notes Receivable from Participants with interest rates ranging from 3.25% to 9.50%	—		197,596,260
					$15,802,727,199
	* Indicates party-in-interest to the Plan.
	Column (d) cost information has been excluded as investments are participant-directed.

Southwest Airlines Co. Retirement Savings Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Southwest Airlines Co. Retirement Savings Plan

Date	June 25, 2025	By:	/s/ Richard Dean Jenkins

Richard Dean Jenkins
Member of the Southwest Airlines Co. Retirement Savings Plan
Committee and Treasurer, Southwest Airlines Co.